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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

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          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                               800-JR CIGAR, INC.
                           (Name of Subject Company)
                               800-JR CIGAR, INC.
                      (Name of Person(s) Filing Statement)

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                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

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                                   282491109
                     (CUSIP Number of Class of Securities)

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                  MICHAEL E. COLLETON, CHIEF FINANCIAL OFFICER
                               800-JR CIGAR, INC.
                               301 ROUTE 10 EAST
                           WHIPPANY, NEW JERSEY 07981
                                  973-884-9555
          (Name, Address and Telephone Number of Person authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                WITH COPIES TO:

                             MORTON A. PIERCE, ESQ.
                              DEWEY BALLANTINE LLP
                          1301 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6092
                                  212-259-8000

/X/  CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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        800-JR CIGAR, INC. ANNOUNCES SIGNING AGREEMENT FOR GOING PRIVATE

    WHIPPANY, NJ, August 28, 2000--800-JR CIGAR, Inc. (Nasdaq: JRJR), the worlds largest retailer and distributor of brand name premium cigars in the United States, reported today that it has signed a definitive agreement to be acquired by JRC Acquisition Corp., a wholly owned subsidiary of L&LR, Inc. which in turn is owned by Lewis I. Rothman, LaVonda M. Rothman and the Lewis I. Rothman 1998 Trust #1. Under the terms of the agreement, a tender offer will be made to all holders of common stock of 800-JR CIGAR other than the Rothmans and the 1998 Rothman Trust for $13.00 in cash per share of 800-JR CIGAR common stock. Lewis
I. Rothman is the Chief Executive Officer, President and Chairman of the Board of the Company. LaVonda M. Rothman is an Executive Vice President, Secretary and Director of the Company. The Rothmans and the 1998 Rothman Trust currently control an aggregate of 9,300,000 shares of the Company's common stock, or approximately 78.4% of the outstanding shares.

    The transaction was approved on August 28, 2000 by the Board of Directors of 800-JR CIGAR, acting upon the unanimous recommendation of a Special Committee of the Board comprised of three independent directors. In making its recommendation, the Special Committee was advised by Merrill Lynch, Pierce, Fenner & Smith Incorporated, which rendered a written opinion that the consideration offered is fair from a financial point of view to the holders of the common stock, other than the Rothmans, the 1998 Rothman Trust and certain other Rothman trusts. JRC Acquisition Corp. was advised by First Union Securities, Inc.

    The tender offer, which will commence shortly, is subject to customary conditions, including that a majority of the common stock, other than the stock controlled by the Rothmans and the 1998 Rothman Trust, be tendered pursuant to the offer. The offer price represents a 20.9% premium over the closing price on August 25, 2000 and a 26.5% premium over the average closing price over the 30 trading days through August 25, 2000.

    800-JR CIGAR sells over 150 brands of premium cigars, including 52 proprietary brands, and ranks as the largest single customer of most of the world's leading manufacturers of premium cigars.

    Along with cigars, 800-JR CIGAR distributes smokeless and pipe tobacco, tobacco accessories, cigarettes, fragrances, apparel, jewelry and gifts.

    HOLDERS OF SHARES OF COMMON STOCK OF 800-JR CIGAR, INC. SHOULD READ THE OFFER TO PURCHASE THAT WILL BE DISSEMINATED BY JRC ACQUISITION CORP., A WHOLLY OWNED SUBSIDIARY OF L&LR, INC., UPON COMMENCEMENT OF THE CASH TENDER OFFER. JRC ACQUISITION CORP. WILL FILE THE OFFER TO PURCHASE WITH THE SECURITIES AND EXCHANGE COMMISSION AT THAT TIME. THE OFFER TO PURCHASE AND OTHER FILED DOCUMENTS RELATING TO THE TENDER OFFER, INCLUDING THE COMPANY'S RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, WILL BE AVAILABLE FROM THE PUBLIC REFERENCE ROOM OF THE COMMISSION FREE OF CHARGE, SUBJECT TO A COPYING FEE. THE COMMISSION'S ADDRESS IS 450 5TH STREET N.W., WASHINGTON, D.C., 20549. THE TELEPHONE NUMBER OF THE PUBLIC REFERENCE ROOM IS 202-942-8090. THE FILED DOCUMENTS RELATING TO THE TENDER OFFER CAN ALSO BE OBTAINED BY ACCESSING THE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

    THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES ACT OF 1934, AS AMENDED. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO UNCERTAINTIES WHICH COULD CAUSE ACTUAL EVENTS TO DIFFER FROM THOSE IN THE STATEMENTS.